UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Marti Technologies, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

573134 103

(CUSIP Number)

Oğuz Alper Öktem

Marti Technologies, Inc.

Corporation Trust Center,

1209 Orange Street,

Wilmington, DE 19801

+ 0 (850) 308 34 19

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 573134 103	13D	Page 1 of 7 pages

1	Names of Reporting Persons Oğuz Alper Öktem
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Turkey (Türkiye)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 7,477,950
	8	Shared Voting Power 0
	9	Sole Dispositive Power 7,477,950
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,477,950
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.4%
14	Type of Reporting Person IN

CUSIP No. 573134 103	13D	Page 2 of 7 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Marti Technologies, Inc., a Cayman Islands exempted company (the “Issuer”), whose principal executive offices are located at Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Oğuz Alper Öktem (the “Reporting Person”), a citizen of Turkey (Türkiye). The business address of the Reporting Person is c/o Marti Technologies, Inc., Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye. The Reporting Person’s present principal occupation is Chief Executive Officer and Director of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Business Combination Agreement, upon consummation of the Business Combination (as defined below), the Reporting Person acquired 7,477,950 Class A Ordinary Shares.

Item 4.	Purpose of Transaction.

Business Combination

On July 10, 2023 (the “Closing Date”), pursuant to a Business Combination Agreement, dated as of July 29, 2022 (as amended on April 28, 2023, the “Business Combination Agreement”), by and among Galata Acquisition Corp., a Cayman Islands exempted company (“Galata”), Galata Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Galata (“Merger Sub”), and Marti Technologies Inc., a Delaware corporation (“Legacy Marti”), Merger Sub merged with and into Legacy Marti (the “Merger” and, together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with Legacy Marti surviving the Merger as a wholly owned subsidiary of Galata. Galata was renamed on the Closing Date to “Marti Technologies, Inc.”

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On the Closing Date, at the effective time of the Merger (the “Effective Time”), (a) each then issued and outstanding share of Legacy Marti common stock was canceled and converted into the right to receive (1) a number of Class A Ordinary Shares equal to the quotient obtained by dividing (i) 45,000,000 by (ii) the number of Legacy Marti outstanding shares immediately prior to the Effective Time (the “Exchange Ratio”), and (2) the contingent right to receive Earnout Shares (as defined below); (b) each outstanding and unexercised option of Legacy Marti, whether or not vested, was converted into (1) an option to purchase a number of Class A Ordinary Shares equal to the product of (x) the number of shares underlying such option immediately prior to the Effective Time and (y) the Exchange Ratio, at an exercise price per share equal to (i) the exercise price per share of such option immediately prior to the Effective Time divided by (ii) the Exchange Ratio, and (2) the contingent right to receive Earnout Shares (as defined below); and (c) each outstanding award of Legacy Marti restricted stock was converted into (1) an award covering a number of restricted Class A Ordinary Shares equal to the product of (x) the number of shares of such restricted stock subject to such award immediately prior to the Effective Time and (y) the Exchange Ratio, and (2) the contingent right to receive Earnout Shares.

In addition, pursuant to the terms of the Business Combination Agreement, during the five-year period following the Closing Date (the “Earnout Period”), the Issuer may issue to certain eligible stockholders an aggregate 9,000,000 Class A Ordinary Shares (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Class A Ordinary Shares occurring after the Closing Date) (the “Earnout Shares”), upon (i) the occurrence of the Triggering Event, as defined in the Business Combination Agreement, or upon (ii) the achievement of a $20.00 per share price target based upon (i) the daily volume-weighted average sale price of one Class A Ordinary Share for any ten trading days (which may or may not be consecutive) within any 20 consecutive trading day period within the Earnout Period, or (ii) the per share consideration received in connection with a Change of Control, as defined in the Business Combination Agreement.

Investor Rights Agreement

On the Closing Date, in connection with the consummation of the Business Combination, the Issuer, Galata Acquisition Sponsor, LLC (the “Sponsor”), the Reporting Person, Cankut Durgun (together with the Reporting Person, the “Marti Founders”) and the other parties listed therein (collectively, the “Holders”) entered into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which Sponsor and the Marti Founders agreed, severally and not jointly, to take all necessary action to cause (x) the Issuer’s board of directors to initially be composed of seven directors, (a) six of whom have been or will be nominated by the Marti Founders and (b) one of whom has been or will be nominated by the Sponsor. Each of the Sponsor and the Marti Founders, severally and not jointly, agreed to take all necessary action to cause the foregoing directors to be divided into three classes of directors, with each class serving for staggered three-year terms. The Issuer has agreed to take all necessary action to include in the slate of nominees recommended by the Board for election as directors at least one nominee designated by (i) each of the Marti Founders, so long as each beneficially owns at least 1,869,488 Class A Ordinary Shares, and (ii) the Sponsor, so long as it beneficially owns at least 569,639 Class A Ordinary Shares.

CUSIP No. 573134 103	13D	Page 4 of 7 pages

In addition, the Issuer agreed to file within 20 business days after the Closing Date a shelf registration for the resale or other disposition of the Class A Ordinary Shares covered therein, and also agreed to certain other demand and piggyback registration rights.

Lockup and Amended and Restated Memorandum and Articles of Association

At the Effective Time, pursuant to the Amended and Restated Memorandum and Articles of Association and the Business Combination Agreement, any holder of Class A Ordinary Shares, options, and other equity awards held by and/or issued to employees of, or service providers to, the Issuer or any of its subsidiaries, are prohibited from transferring such securities during the period commencing on the Closing Date and ending on the earlier of (i) 13 months following the Closing Date and (ii) the date on which the last reported sale price of the shares equals or exceeds US$12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any consecutive thirty (30) trading day period (as amended, the “Lock-Up”).

The foregoing descriptions of the Earnout Shares in the Business Combination Agreement, the Investor Rights Agreement and the Lock-Up in the Amended and Restated Memorandum and Articles of Association do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or, subject to the terms of the Lock-Up, sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, including in his capacity as Chief Executive Officer and Director of the Issuer, may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

CUSIP No. 573134 103	13D	Page 5 of 7 pages

To facilitate his consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in his consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 7,477,950

•	Percent of Class: 15.4%

•	Number of shares the Reporting Person has:

o	Sole power to vote or direct the vote: 7,477,950

o	Shared power to vote: 0

o	Sole power to dispose or direct the disposition of: 7,477,950

o	Shared power to dispose or direct the disposition of: 0

The above percentage is based on 48,574,596 Class A Ordinary Shares outstanding following completion of the Business Combination, as provided by the Issuer.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Ordinary Shares.

(d)          None.

(e)	Not applicable.

CUSIP No. 573134 103	13D	Page 6 of 7 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Business Combination Agreement, the Investor Rights Agreement and the Amended and Restated Memorandum and Articles of Association, and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated by reference.

Other than as described above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Business Combination Agreement (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 1, 2022).
2	Amendment No. 1 to the Business Combination Agreement (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 4, 2023).
3	Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 1, 2022).
4	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the SEC on July 14, 2023).

CUSIP No. 573134 103	13D	Page 7 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2023

By:	/s/ Oğuz Alper Öktem
Name: Oğuz Alper Öktem